Exhibit 99.1

URANIUM ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2021

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Notes	As at October 31, 2021	As at April 30, 2021
		($)	($)
Assets
Current Assets
Cash and cash equivalents	3	20,767,577	7,214,482
Restricted cash	3	674,400	669,350
Short-term investments	4	41,748,269	30,044,870
Inventories	5	39,506,372	12,398,031
Prepaids and other receivables		2,036,653	279,478
		104,733,271	50,606,211
Non-current Assets
Royalties and royalty options	6	42,069,260	25,577,108
		42,069,260	25,577,108

		146,802,531	76,183,319

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		401,416	506,944
		401,416	506,944
Non-current Liabilities
Government loan payable	7	40,000	40,000
Margin loan payable	8	6,286,531	-
		6,326,531	40,000

		6,727,947	546,944

Equity
Issued Capital	9	129,708,957	72,985,166
Reserves	9	5,494,080	6,352,151
Accumulated deficit		(9,539,338)	(7,885,993)
Accumulated other comprehensive income		14,410,885	4,185,051
		140,074,584	75,636,375
		146,802,531	76,183,319

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson
Director

/s/ “Vina Patel”
Vina Patel
Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Loss and Other Comprehensive Income (Loss)
(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended October 31,		For the six months ended October 31,
	Notes	2021 ($)	2020 ($)	2021 ($)	2020 ($)
Expenses
Consulting fees		31,170	56,865	80,148	117,047
General and administrative		797,356	104,510	1,221,097	174,939
Management and directors’ fees	11	106,638	83,679	250,075	162,472
Professional fees		289,514	38,252	538,641	101,109
Share-based compensation		377,746	-	902,777	-
Operating loss		(1,602,424)	(283,306)	(2,992,738)	(555,567)

Other items
Interest expense		(157,255)	-	(299,277)	-
Interest income		14,720	17,675	35,900	37,954
Gain on sale of marketable securities		125,954	-	125,954	-
Net foreign exchange gain (loss)		2,632	(17,967)	(103,143)	(126,302)
Loss before taxes		(1,616,373)	(283,598)	(3,233,304)	(643,915)
Deferred income tax recovery (expense)		1,025,893	(356,538)	1,579,959	(378,485)
Net loss for the period		(590,480)	(640,136)	(1,653,345)	(1,022,400)

Other comprehensive income (loss)
Items that will not subsequently be re-classified to net income:
Unrealized gain (loss) on revaluation of short-term investments	4	7,599,203	(4,489,887)	11,703,399	(4,652,459)
Deferred tax (expense) recovery on short-term investments	4	(1,025,893)	356,538	(1,579,959)	378,485
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(88,202)	(92,281)	102,394	(632,693)
Total other comprehensive income (loss) for the period		6,485,108	(4,225,630)	10,225,834	(4,906,667)

Total comprehensive income (loss) for the period		5,894,628	(4,865,766)	8,572,489	(5,929,067)

Net loss per share, basic and diluted		(0.01)	(0.01)	(0.02)	(0.01)

Weighted average number of shares, outstanding, basic and diluted		85,524,529	71,835,238	83,432,021	71,835,238

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital	Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
			($)	($)	($)	($)	($)
Balance at April 30, 2020		71,835,238	66,845,949	7,076,311	(6,842,984)	3,134,792	70,214,068
Net loss for the period		-	-	-	(1,022,400)	-	(1,022,400)
Total other comprehensive loss		-	-	-	-	(4,906,667)	(4,906,667)
Balance at October 31, 2020		71,835,238	66,845,949	7,076,311	(7,865,384)	(1,771,875)	64,285,001
Common shares issued upon exercise of warrants		2,769,293	6,139,217	(724,160)	-	-	5,415,057
Transfer of gain on disposal of short-term investments at fair value through other comprehensive income to accumulated deficit		-	-	-	333,512	(333,512)	-
Net loss for the period		-	-	-	(354,121)	-	(354,121)
Total other comprehensive income		-	-	-	-	6,290,438	6,290,438
Balance at April 30, 2021		74,604,531	72,985,166	6,352,151	(7,885,993)	4,185,051	75,636,375
Common shares issued upon exercise of warrants		6,676,285	14,937,875	(1,704,423)	-	-	13,233,452
Common shares issued upon exercise of options		42,500	204,750	(56,425)	-	-	148,325
Common shares issued to acquire royalties	6	970,017	4,112,552	-	-	-	4,112,552
Public offering:
Common shares issued for cash	9	6,100,000	25,010,000	-	-	-	25,010,000
Underwriters’ fees and issuance costs	9	-	(1,645,633)	-	-	-	(1,645,633)
At-the-Market offering:
Common shares issued for cash	9	2,457,339	14,465,957	-	-	-	14,465,957
Agents’ fees and issuance costs	9	-	(361,710)	-	-	-	(361,710)
Share-based compensation	9	-	-	902,777	-	-	902,777
Net loss for the period		-	-	-	(1,653,345)	-	(1,653,345)
Total other comprehensive income		-	-	-	-	10,225,834	10,225,834
Balance at October 31, 2021		90,850,672	129,708,957	5,494,080	(9,539,338)	14,410,885	140,074,584

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the six months ended October 31,
	2021	2020
	($)	($)
Operating activities
Net loss before tax for the period	(3,233,304)	(643,915)
Adjustments for:
Interest expense	299,277	-
Interest income	(35,900)	(37,954)
Gain on sale of marketable securities	(125,954)	-
Share-based compensation	902,777	-
Net foreign exchange loss	123,452	124,800
Net changes in non-cash working capital items:
Inventories	(27,058,909)	-
Prepaids and other receivables	(799,131)	278,836
Accounts payable and accrued liabilities	(154,960)	(91,847)
Cash used in operating activities	(30,082,652)	(370,080)

Investing activities
Investment in royalties and royalty options	(12,185,518)	-
Interest received	35,384	38,084
Net proceeds from sale of marketable securities	125,954	-
Investment in short-term investments	-	(167,836)
Cash used in investing activities	(12,024,180)	(129,752)

Financing activities
Proceeds from public offering, net of underwriters’ fees and issuance costs	23,383,659	-
Proceeds from At-the-Market offering, net of agents’ fees and issuance costs	14,104,247	-
Proceeds from common shares issued upon exercise of options and warrants	12,313,169	-
Net proceeds from magin loan payable	6,067,083	-
Interest and fees paid	(208,331)	-
Cash generated from financing activities	55,659,827	-

Effect of exchange rate changes on cash and cash equivalents	100	(94,296)

Net increase (decrease) in cash and cash equivalents	13,553,095	(594,128)
Cash and cash equivalents
Beginning of period	7,214,482	11,837,162
End of period	20,767,577	11,243,034

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively. The Company’s common shares are listed on the NASDAQ Capital Market under the symbol “UROY”.

2.	Basis of Preparation

2.1       Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2021.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on December 13, 2021.

2.2       Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”) which is also the functional currency of URC. All values are rounded to the nearest dollar except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3       Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

5

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

3.	Cash and Cash Equivalents and Restricted Cash

	As at October 31, 2021	As at April 30, 2021
	($)	($)

Cash at bank	18,909,377	7,214,482
Guaranteed Investment Certificates	1,858,200	-
Cash and cash equivalents	20,767,577	7,214,482

Restricted cash of $674,400 (2021: $669,350) includes $55,000 (2021: $55,000) held by the bank as security for a corporate credit card and $619,400 (US$500,000) (2021: $614,350 (US$500,000)) held by the bank as security for a foreign exchange facility. The Company has not utilized the foreign exchange facility as at October 31, 2021 and April 30, 2021.

4.	Short-term Investments

	As at October 31, 2021	As at April 30, 2021
	($)	($)

Investment in ordinary shares of Yellow Cake plc
Fair value, at the beginning of the period	30,044,870	30,456,461
Additions	-	726,711
Disposals	-	(4,681,407)
Fair value adjustment due to foreign exchange rate change	(55,004)	(1,017,949)
Fair value adjustment due to share price change	11,758,403	4,561,054
Fair value, at the end of the period	41,748,269	30,044,870

Pursuant to an agreement between Yellow Cake plc (“Yellow Cake”) and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide (“U3O8”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake are listed on the Alternative Investment Market of the London Stock Exchange. During the three and six months ended October 31, 2021, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $7,599,203 and $11,703,399 (FY 2021: $4,489,887 and $4,652,459)   and deferred income tax expense of $1,025,893 and $1,579,959 (FY 2021: deferred income tax recovery of $356,538 and $378,485) in other comprehensive income, respectively.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 8).

5.	Inventories

As at October 31, 2021, the Company holds 848,068 pounds (April 30, 2021:348,068 pounds)   of U3O8 with a carrying value of $39,506,372 (April 30, 2021: $12,398,031)  .

6

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2020	27,131,357	125,000	27,256,357
Foreign currency translation	(631,997)	-	(631,997)
Balance, as at October 31, 2020	26,499,360	125,000	26,624,360
Foreign currency translation	(1,047,252)	-	(1,047,252)
Balance, as at April 30, 2021	25,452,108	125,000	25,577,108
Additions	16,247,266	142,592	16,389,858
Foreign currency translation	102,294	-	102,294
Balance, as at October 31, 2021	41,801,668	267,592	42,069,260

	October 31,	April 30,
	2021	2021
	($)	($)
Anderson project	7,084,582	7,026,821
Church Rock project	723,937	718,035
Cigar Lake project	4,703,889	-
Dewey-Burdock project	72,958	72,363
Lance project	72,877	72,283
Langer Heinrich project	2,822,267	2,822,267
McArthur River project	11,543,377	-
Michelin project	4,262,229	4,262,229
Reno Creek project	278,730	276,458
Roca Honda project	152,899	151,652
Roughrider project	5,923,135	5,923,135
Slick Rock project	2,811,343	2,788,422
Workman Creek project	1,349,445	1,338,443
Dawn Lake project	142,592	-
Diabase project	125,000	125,000
Total	42,069,260	25,577,108

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), in which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option, being an option to purchase a 3% gross revenues royalty on a portion of the Diabase property, may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i)	$125,000 at closing of the transaction (paid on February 7, 2018); and
(ii)	$1,750,000 on or before the date that is four years after the closing of the transaction.

7

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

The Company holds a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On August 30, 2019, upon completion of an asset purchase agreement with Westwater Resources Inc. (“Westwater”) the Company acquired a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property, a 4% gross revenues royalty on a portion of the Lance property, a 4% gross revenues royalty on a portion of the Roca Honda property.

Reno Creek Project

On December 10, 2019, the Company acquired a 0.5% net profit interest royalty on a portion of the Reno Creek property from a group of third parties. The Reno Creek property is wholly owned by UEC.

Roughrider Project

On December 10, 2019, the Company acquired a 1.97% net smelter return royalty for total consideration of $5.9 million, of which 50% was paid in cash and 50% was satisfied by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one Listed Warrant of the Company, at a price of $1.50 per Unit. The Company made a cash payment of $2,955,150 and issued 1,969,964 Units for $2,954,946. As at October 31, 2021, 492,491 common shares and 492,491 Listed Warrants are subject to contractual hold period which expired on December 11, 2021.

Michelin Project

On December 10, 2019, the Company acquired a 2% gross revenues royalty on the Michelin property for total consideration of $4.3 million from Altius Minerals Corporation and Altius Royalty Corp. The purchase consideration was satisfied by the issuance of Units of the Company at a price of $1.50 per Unit. The Company issued 2,833,332 Units for $4,249,998. As at October 31, 2021, 708,333 common shares and 708,333 listed warrants are subject to contractual hold period which expired on December 11, 2021.

Cigar Lake, McArthur River and Dawn Lake Projects

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp., the Company acquired (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects.

8

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Royalties and Royalty Options (continued)

Cigar Lake, McArthur River and Dawn Lake Projects (continued)

The purchase consideration of $16.4 million was satisfied by a cash payment of $12.3 million and the issuance of 970,017 common shares of the Company.

7.	Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of the CEBA Loan will be forgiven.

8.	Margin Loan Payable

On May 7, 2021, as amended on June 21, 2021, the Company received a margin loan facility for a maximum amount of $12 million (US$10 million) (the “Facility”) from a bank. The amount of the unutilized portion of the Facility may not exceed US$5,000,000 before May 7, 2022 (the “Unutilized Portion”). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that the outstanding balance of the loan shall not be less than the Unutilized Portion. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The bank has the option to set the early repayment date when the closing price of Yellow Cake shares is equal to or less than GBP1.605 per share.   The closing price of Yellow Cake share on December 10, 2021 was GBP3.250 per share.

The following outlines the movement of the margin loan during the six months ended October 31, 2021:

	US$	$

Initial draw-down	5,175,000	6,278,828
Less: transaction costs and fees	(174,469)	(211,745)
Interest expense	240,634	299,277
Interest paid	(166,471)	(208,331)
Unrealized foreign exchange loss	-	128,502
Balance, as at October 31, 2021	5,074,694	6,286,531

9

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Issued Capital

9.1       Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value.

Public Offering

On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 common shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010,000. Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

UEC purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity program (the “ATM Program”).

The Distribution Agreement will allow the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) under the ATM Program. The ATM Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.

During the six months ended October 31, 2021, the Company issued 2,457,339 common shares under the ATM Program for gross proceeds of $14,465,957, with aggregate commissions paid or payable to the Agents and other share issue costs of $361,670.

Trade Restrictions

Common shares subject to certain hold periods are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	9,000,000
Common shares issued to acquire royalties and royalty options (Note 6)	1,200,824

The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods, which will expire as follows:

a) one-third (1/3) on December 11, 2021,

b) one-third (1/3) on June 11, 2022, and

c) one-third (1/3) on December 11, 2022.

10

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Issued Capital (continued)

9.2       Reserves

The following outlines the movements of the Company’s warrants:

	Number of Warrants	Warrants
		($)
Balance, as at April 30, 2020 and October 31, 2020	27,897,630	7,076,311
Common shares issued upon exercise of warrants	(2,769,293)	(724,160)
Balance, as at April 30, 2021	25,128,337	6,352,151
Common shares issued upon exercise of warrants	(6,676,285)	(1,704,423)
Common shares issued upon exercise of options	-	-
Share-based compensation	-	-
Balance, as at October 31, 2021	18,452,052	4,647,728

Common Share Purchase Warrants

As at October 31, 2021, there are 18,356,464 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the “Unlisted Warrants”). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

As at October 31, 2021, there are 1,200,824 Listed Warrants that are subject to hold period expiring on December 11, 2021 (Note 6).

Share Options

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price
		($)
Balance at April 30, 2021	-	-
Granted	918,950	3.62
Exercised	(42,500)	3.49
Balance at October 31, 2021	876,450	3.62

On May 31, 2021, the Company granted 675,000 stock options at an exercise price of $3.49 per share and 50,000 stock options at an exercise price of $4.10 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted 150,000 stock options at an exercise price of $3.49 per share to a consultant. These share options are exercisable for a period of 2 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.

On September 15, 2021, the Company granted 43,950 stock options at an exercise price of $5.46 per share to a director and an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

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Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Issued Capital (continued)

9.2       Reserves (continued)

The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.48%
Expected life (years)	3.67
Expected volatility	61.73%
Expected dividend yield	0.00%
Estimated forfeiture rate	3.93%

As there is insufficient trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable at October 31, 2021, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
3.49	782,500	3.12	4.15	243,750	3.18	3.66
4.10	50,000	0.23	4.58	12,500	0.19	4.58
5.46	43,950	0.27	4.88	10,988	0.22	4.88
	876,450	3.62	4.21	267,238	3.60	3.75

The fair value of share options recognized as share-based compensation expense during the three and six months ended October 31, 2021, was $377,746 and $902,777, respectively, using the Black-Scholes option pricing model.

10.	Financial Instruments

At October 31, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as there is no significant change in the underlying credit and market rate risks. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

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Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

10.	Financial Instruments (continued)

10.1       Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2       Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and guaranteed investment certificates. The Company mitigates credit risk associated with its bank balance and guaranteed investment certificates by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

10.3       Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2021. The Company’s working capital as at October 31, 2021 was $104,331,855. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

10.4       Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5       Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal. The Company’s margin loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the six months ended October 31, 2021.

10.6       Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling, cash and cash equivalents and restricted cash denominated in U.S. dollars and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at October 31, 2021 would have an impact, net of tax, of approximately $3,611,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $705,000 on net loss for the six months ended October 31, 2021. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $544,000 on net loss for the six months ended October 31, 2021.

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Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

10.	Financial Instruments (continued)

10.7       Other price risk

The Company is exposed to equity price risk as a result of holding investments in Yellow Cake. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments in Yellow Cake held as at October 31, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $3,611,000 on other comprehensive income.

11.	Related Party Transactions

11.1       Related Party Transactions

During the three and six months ended October 31, 2021, the Company incurred $1,777 and $4,396 (2021: $1,140 and $2,280) in general and administrative expenses related to website hosting and maintenance services provided by a vendor that is controlled by a family member of the Chairman.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

11.2       Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and six months ended October 31, 2021 and 2020, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2021	2020	2021	2020
	($)	($)	($)	($)
Management salaries	60,062	52,905	158,499	100,948
Directors’ fees	46,576	30,774	91,576	61,524
Share-based compensation	161,910	-	385,744	-
Total	268,548	83,679	635,819	162,472

12.	Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

13.	Commitments

The Company is leasing its office in Vancouver, Canada with a term of 12 months or less from the date of the lease agreement. As at October 31, 2021, future rental payment due within one year is approximately $13,000.

As of October 31, 2021, the Company had commitments to purchase 300,000 pounds of physical uranium at a weighted average price of US$42.17 per pound for approximately $15.7 million. 200,000 pounds of physical uranium was delivered between November 8, 2021 and December 6, 2021, and the remaining 100,000 pounds of physical uranium will be delivered on December 17, 2021.

14.	Subsequent Events

Subsequent to October 31, 2021, the Company entered into agreements to purchase 200,000 pounds of physical uranium at a weighted average price of US$47.38 per pound for approximately $11.7 million. Such physical uranium was delivered in November 2021.

14.	Subsequent Events (continued)

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd (“CGN”), pursuant to which the Company agrees to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound. CGN will deliver 300,000 pounds of physical uranium on October 20, 2023, 100,000 pounds of physical uranium on June 14, 2024, and 100,000 pounds of physical uranium on April 2, 2025. Payment for these purchases will be made by the Company in October 2023, June 2024 and April 2025.

Subsequent to October 31, 2021, the Company issued 599,883 common shares under the ATM Program for gross proceeds of approximately $4.0 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.1 million.

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